

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 18, 2010

By U.S. Mail and Facsimile to: (315) 475-3558

J. Daniel Mohr
Treasurer and Chief Financial Officer
Alliance Financial Corporation
120 Madison Street
Syracuse, New York 13202

> **Re: Alliance Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **File No. 000-15366**

Dear Mr. Mohr:

We have reviewed your response filed with the Commission on January 13, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11 – Executive Compensation, page 5

Performance Based Incentive Compensation, page 8

1.   We note your responses to comments 2 and 3 in our letter dated December 30, 2009. We are unable to agree with your conclusion that disclosure of all performance targets considered in determining short-term and deferred incentive compensation is not required. In addition, we are unable to agree with your conclusion that a discussion of how the company's performance compared to each of the performance targets and how the board determined the particular amounts to be paid to each of the named executive officers is not required. We therefore reissue comments 2 and 3. In your response, please provide us with your

proposed disclosure for short-term and deferred incentive compensation for the 2009 fiscal year.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor